November 12, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:  Mr. Larry Spirgel, Assistant Director, Mail Stop 3720
                    Mr. Reid Hooper, Attorney-Advisory
Mr. Robert Bartelmos, Senior Financial Analyst

RE:	Scientific Learning Corporation
Form 10-K for fiscal year ended December 31, 2009
Filed March 3, 2010
File No. 000-24547

Ladies and Gentlemen:

Scientific Learning Corporation (the “Company” or “we”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated November 3, 2010 (the “Comment Letter”) relating to the Company’s Form 10-K for fiscal year ended December 31, 2009 (the “Form 10-K”).  For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

Securities and Exchange Commission
Re:  Scientific Learning Corporation
November 12, 2010

Form 10-K for the year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Non-Equity Incentive Plan Compensation, page 23

1.
We note under your management incentive compensation plans cash bonuses are awarded upon the achievement of specified corporate and individual goals.  We note the Compensation Committee determines the achievement of individual goals based on both subjective judgment and objective measurements.  In future filings, please describe the specific individual goals associated with each named executive officer.  Discuss the elements of individual performance that are taken into account by the Compensation Committee when determining the achievement of these goals.  Further, provide more insight into the subjective judgment made by the Compensation Committee when determining the achievement of these goals.  For instance, identify any particular exercise of discretion made by the Compensation Committee and state whether it applied to one or more specified named executive officers.  Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we will, in our future proxy statements or Form 10-Ks to the extent that our proxy statement is not incorporated by reference in such Form 10-K, describe the specific individual goals associated with each named executive officer, discuss the elements of individual performance that are taken into account by the Compensation Committee when determining the achievement of these goals, and provide more insight into the subjective judgment made by the Compensation Committee when determining the achievement of these goals.

Form 10-Q for period ended September 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 13

2.
We also note your disclosure on page 16 discussing increased legal and consulting expenses related to your exploration of strategic alternatives in the area of mergers and acquisitions.  In future filings, if applicable, your MD&A section should provide more specific detail as to the types of strategic alternatives considered by the Company and the specific reasons behind such consideration.

Securities and Exchange Commission
Re:  Scientific Learning Corporation
November 12, 2010

RESPONSE:  In response to the Staff’s comment, we will provide more specific detail as to the types of strategic alternatives considered by the Company and the specific reasons behind such consideration in the MD&A section of our future filings, if applicable.

The Company advises the Staff that it is aware of and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (510) 625-2290.

Very truly yours,

SCIENTIFIC LEARNING CORPORATION

/s/ Linda L. Carloni

Linda L. Carloni
Senior Vice President, General Counsel and
Corporate Secretary

cc:	D. Andrew Myers, President, Chief Executive Officer
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.